UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 13)

Under the Securities Exchange Act of 1934

SEABRIDGE GOLD INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

811916105

(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 452 Fifth Avenue New York NY 10018 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811916105

1.	Names of Reporting Persons.
FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
9,943,191
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
9,943,191
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,943,191

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

19.1%
14.	Type of Reporting Person

CO
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CUSIP No. 811916105

1.	Names of Reporting Persons.
FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
7,698,474
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
7,698,474
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,698,474

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

14.8%
14.	Type of Reporting Person

CO
3

CUSIP No. 811916105

1.	Names of Reporting Persons.
PAN ATLANTIC BANK AND TRUST LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

BARBADOS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
6,254,432
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
6,254,432
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,254,432

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

12.0%
14.	Type of Reporting Person

CO
4

CUSIP No. 811916105

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
21,700
	8.	Shared Voting Power
10,214,891
	9.	Sole Dispositive Power
21,700
	10.	Shared Dispositive Power
10,214,891
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,236,591

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☒
13.	Percent of Class Represented by Amount in Row (11)

19.7%
14.	Type of Reporting Person

IN
5

CUSIP No. 811916105

1.	Names of Reporting Persons.
NANCY FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
29,125
	8.	Shared Voting Power
271,700
	9.	Sole Dispositive Power
29,125
	10.	Shared Dispositive Power
271,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

300,825

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.6%
14.	Type of Reporting Person

IN
6

CUSIP No. 811916105

1.	Names of Reporting Persons.
THE BUCKINGHAM CHARITABLE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
250,000
	8.	Shared Voting Power
-0-
	9.	Sole Dispositive Power
250,000
	10.	Shared Dispositive Power
-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

250,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.5%
14.	Type of Reporting Person

OO
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The Statement on Schedule 13D filed April 1, 2009 filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), Pan Atlantic Bank and Trust Ltd., a Barbados company (“PABTL”), Ms. Nancy Friedberg, an individual, and Mr. Albert D. Friedberg, an individual, as amended by Amendment No. 1 thereto filed November 18, 2009 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and by Friedberg Global-Macro Hedge Fund Ltd., a Cayman Island Company (“Global-Macro Fund”) and Friedberg Mercantile Group Ltd., a Canadian corporation (“FMG”) as additional parties to the Schedule 13D, by Amendment No. 2 thereto filed January 22, 2010 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg, Global-Macro Fund and FMG, by Amendment No. 3 thereto filed July 8, 2013 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and The Buckingham Charitable Foundation (“Buckingham”), by Amendment No. 4 thereto filed December 10, 2013, by Amendment No. 5 thereto filed July 17, 2014, by Amendment No. 6 thereto filed August 19, 2014, by Amendment No. 7 thereto filed September 8, 2014, by Amendment No. 8 thereto filed November 12, 2014, by Amendment No. 9 thereto filed March 24, 2015, by Amendment No. 10 thereto filed April 8, 2015, by Amendment No. 11 thereto filed July 1, 2015 and by Amendment No. 12 thereto filed November 2, 2015 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg, Buckingham and FCMI Parent Co. (“FCMI Parent”) (as so amended, the “Statement”), relating to the common stock, $0.001 par value (the “Common Shares”), of Seabridge Gold Inc., a Canadian corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 13. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

The aggregate purchase price for the 532,535 Common Shares purchased by FCMI Parent and reported in this Schedule 13D (Amendment No. 13) was US$4,300,625.96 (excluding commissions). Details regarding the purchases by FCMI Parent are set forth in Item 5. FCMI Parent obtained the funds used to acquire the Issuer’s Common Shares the from its working capital, including funds received as intercompany loans and advances from its wholly-owned subsidiary, FCMI.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

FCMI Parent acquired the Common Shares reported in this Schedule 13D (Amendment No. 13), for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

Subsequent to the filing of Schedule 13D (Amendment No. 12), FCMI Parent has purchased a total of 532,535 Common Shares in open-market transactions denominated in United States Dollars (US$)on the NYSE. The details of such purchases are set forth in the following table. All purchase price amounts are excluding commissions.

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Date	No. of Shares	Price/Share (US$)	Total (US$)
11/2/2015	15,075	$8.2467	$124,319.00
11/3/2015	48,200	8.4231	405,993.42
11/4/2015	50,294	8.5349	429,254.26
11/5/2015	22,900	8.0402	184,120.58
11/6/2015	37,300	7.4068	276,273.64
11/9/2015	25,000	7.7848	194,620.00
11/10/2015	16,700	7.7704	129,765.68
11/11/2015	5,400	7.6093	41,090.22
11/12/2015	7,900	7,6955	60,794.45
11/13/2015	9,400	7.9229	74,475.26
11/16/2015	9,700	8.1076	78.643.72
11/17/2015	13,260	7.5050	99,516.30
11/18/2015	11,400	7.4807	85,279.98
11/19/2015	15,520	8.1601	126,644.75
11/20/2015	14,086	7.9089	111,404.77
11/23/2015	11,500	7.9343	91,244.45
11/24/2015	9,700	8.1451	79,007.47
11/25/2015	13,200	7.7266	101,991.12
11/27/2015	5,800	7.4858	43,417.64
11/30/2015	17,700	7.8850	139,564.50
12/1/2015	9,200	8.1264	74,762.88
12/2/2015	9,300	7.9339	73,785.27
12/3/2015	14,600	8.3378	121,731.88
12/4/2015	2,990	8.6676	25,916.12
12/7/2015	11,300	8.4357	95,323.41
12/8/2015	5,400	8.3209	44,932.86
12/9/2015	6,310	8.5429	53,905.70
12/11/2015	6,100	8.3317	50,823.37
12/14/2015	10,800	8.2664	89,277.12
12/15/2015	7,100	8.1688	57,998.48
12/16/2015	10,600	8.6258	91,433.48
12/17/2015	14,800	7.9655	117,889.40
12/18/2015	16,200	7.9861	129,374.82
12/21/2015	11,900	8.8138	98,934.22
12/22/2015	6,400	8.2813	53,000.32
12/23/2015	7,700	8.2322	63,387.94
12/24/2015	4,700	8.5036	39,996.92
12/28/2015	4,900	8.2721	40,433.29
12/29/2015	6,100	8.2126	50,096.86
12/30/2015	6,100	8.2181	50,131.41
Total:	532,535		$4,300,625.96

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Item 5 of the Schedule 13D is hereby further amended by deleting the information (including the table provided as part of such information) set forth in Item 5 of Schedule 13D (Amendment No. 12) regarding beneficial ownership of the Issuer’s Common Shares by each of the Filing Persons, and replacing the deleted information with the following information:

On the date of this Schedule 13D (Amendment No. 13), the Filing Persons are the beneficial owners of, in the aggregate, 10,265,716 Common Shares, representing 19.7% of the Issuer’s outstanding Common Shares. The Filing Persons’ percentage beneficial ownership has been computed as a percentage of 52,092,626 Common Shares, as reported by the Issuer in its Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2015 filed as Exhibit 99.2 to its Report on Form 6-K for the month of November 2015 filed on November 13, 2015. The number of Common Shares and the percentage of the Issuer’s Common Shares beneficially owned by each Filing Person are as follows:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially
PABTL	6,254,432	12.0%	6,254,432	[1]	12.0%[1]
FCMI	1,444,042	2.8%	7,698,474	[2]	14.8%[2]
FCMI Parent	2,244,717	4.3%	9,943,191	[3]	19.1%[3]
Buckingham	250,000	0.5%	250,000	[4]	0.5%[4]
Nancy Friedberg	50,825	(5)	300,825	[6]	0.6%[6]
Albert Friedberg	21,700	(5)	10,236,591	[7]	19.7%[7]

[1]	All such shares are owned directly by PABTL.
[2]	Includes 1,444,042 shares owned directly by FCMI and 6,254,432 shares owned directly by PABTL.
[3]	Includes 2,244,717 owned directly by FCMI Parent, 1,444,042 shares owned directly by FCMI and 6,254,432 shares owned directly by PABTL.
[4]	Voting and dispositive power over the Common Shares held by Buckingham is exercisable by any of its trustees, acting individually. In practice, such authority is exercised solely by Mr. Friedberg and by Ms. Friedberg.
[5]	Less than 0.1%
[6]	Includes 21,700 shares held in a retirement account for the benefit of Ms. Friedberg,29,125 shares owned directly by Ms. Friedberg, and 250,000 shares owned directly by Buckingham (see note 4).
[7]	Includes 6,254,432 shares owned directly by PABTL,1,444,042 shares owned directly by FCMI, 2,244,717 shares owned directly by FCMI Parent, 43,400 shares held in a retirement account (21,700 shares for the benefit of each of Mr. Friedberg and Ms. Friedberg, see note 6), and 250,000 shares owned directly by Buckingham (see note 4). Excludes 29,125 shares owned directly by Ms. Friedberg, the wife of Mr. Friedberg, with respect to which Mr. Friedberg disclaims beneficial ownership.

All shares reported as beneficially owned by the Filing Persons are presently outstanding. Mr. Friedberg, directly and through his control over FCMI Parent shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock beneficially owned by FCMI Parent. By virtue of his control of FCMI Parent, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiaries, FCMI and PABTL. As trustees of Buckingham, each of Mr. Friedberg and Ms. Friedberg possesses voting and dispositive power over the Common Shares owned by Buckingham and may be deemed to share beneficial ownership of such Common Shares. Except for such beneficial ownership by Albert D. Friedberg and by Ms. Friedberg, none of the directors or officers of FCMI Parent, FCMI or PABTL, and none of the trustees of Buckingham, beneficially own any Common Shares.

Except as described in this Item 5, none of the Filing Persons, and none of their respective directors, officers or trustees has effected any transactions in the Issuer’s Common Shares in the 60 days preceding the filing of this Schedule 13D (Amendment No. 13).

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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2015	FCMI PARENT CO.

	By:	/s/ Dan Scheiner
	Name:	Dan Scheiner
	Title:	Vice President

FCMI FINANCIAL CORPORATION

	By:	/s/ Dan Scheiner
	Name:	Dan Scheiner
	Title:	Vice President

PAN ATLANTIC BANK AND TRUST LIMITED

	By:	/s/ Robert Bourque
	Name:	Robert Bourque
	Title:	Managing Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg

NANCY FRIEDBERG, individually

/s/ Nancy Friedberg
	Name:	Nancy Friedberg

THE BUCKINGHAM CHARITABLE FOUNDATION

	By:	/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg
	Title:	Trustee
11